                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                               (AMENDMENT NO. 32)
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                                PENNZOIL COMPANY
                           (Name of Subject Company)

                                PENNZOIL COMPANY
                      (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.83 1/3 PER SHARE
           (including the associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                  709903 10 8
                     (CUSIP Number of Class of Securities)

                                LINDA F. CONDIT
                              CORPORATE SECRETARY
                                PENNZOIL COMPANY
                         PENNZOIL PLACE, P.O. BOX 2967
                           HOUSTON, TEXAS  77252-2967
                                 (713) 546-8910
            (Name, address and telephone number of person authorized
    to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

   Moulton Goodrum, Jr.                            Charles F. Richards, Jr.
  Baker & Botts, L.L.P.                           Richards, Layton & Finger
     One Shell Plaza                                  One Rodney Square
Houston, Texas 77002-4995                                P.O. Box 551
      (713) 229-1234                           Wilmington, Delaware 19899-0551
                                                        (302) 658-6541

         This Amendment No. 32 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended, originally filed on July 1, 1997 by Pennzoil Company, a Delaware corporation ("Pennzoil" or the "Company"), relating to a tender offer commenced by Resources Newco, Inc. ("Newco"), a wholly owned subsidiary of Union Pacific Resources Group Inc. ("UPR"), on June 23, 1997.

         All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

         The items of the Schedule 14D-9 set forth below are hereby amended and supplemented as set forth below by adding the following:

ITEM 2.  TENDER OFFER OF THE BIDDER

         Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

         On October 7, 1997, Newco amended and supplemented its Offer to Purchase dated June 23, 1997 (the "Original Offer to Purchase"). The tender offer described in the Original Offer to Purchase (the "Original Offer") constituted an offer to purchase up to 50.1% of the Shares outstanding on a fully diluted basis for a purchase price of $84 per Share, net to the seller in cash, without interest thereon. According to the Original Offer, Shares not tendered and purchased pursuant to the Original Offer were to be converted by means of a merger into shares of Common Stock, no par value, of UPR as described in the Original Offer to Purchase.

         Under the terms and conditions described in the Supplement dated October 7, 1997 to the Original Offer to Purchase, Newco has amended and supplemented the Original Offer to Purchase to provide that Newco is offering to purchase all Shares (rather than 50.1% of the fully-diluted Shares), for a price of $84, net to the seller in cash, without interest thereon. The Supplement states that if the offer as so amended and supplemented (the "Revised UPR Offer") is consummated, Newco intends to effect a merger with Pennzoil (the "Revised Squeeze-Out Merger") in which all outstanding Shares not tendered in the Revised UPR Offer would be converted into the right to receive $84.00 per share, in cash, without interest.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

         RECOMMENDATION OF THE BOARD OF DIRECTORS. On October 14, 1997, the Board of Directors met to review the terms of and consider the Revised UPR Offer. The Board also received and considered updates of recent operational and financial developments concerning the Company, including updates to the Company's strategic plan.

         THE BOARD HAS UNANIMOUSLY DETERMINED THAT THE REVISED UPR OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY REJECT THE REVISED UPR OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE REVISED UPR OFFER.

         At the same meeting, the Board reaffirmed its determination that the Company's and its stockholders' interests would be best served if the Company remains an independent company.

         Copies of a letter to the stockholders of the Company communicating the Board's recommendation with respect to the Revised UPR Offer, and a press release announcing the Board's determinations, are filed as Exhibits 89 and 90 hereto, respectively, and are incorporated herein by reference.

         REASONS FOR RECOMMENDATION. The Board noted that with the exception of reasons related specifically to the coercive two-tier, front-end loaded structure of UPR's original proposal (which is eliminated by the Revised UPR Offer), the reasons for the Board's rejection of the Original Offer continue to apply. In reaching its determination and recommendation expressed above with respect to the Revised UPR Offer, the Board considered a number of factors, including, without limitation, the following:

                 (a) The Board's familiarity with, and management's review of, the Company's business, financial condition, results of operations, business strategy and future prospects, including in particular the strategy and prospects reflected in the Company's strategic plan, and with the nature of the businesses in which the Company operates, and the Board's belief that the Revised UPR Offer does not reflect the long-term values inherent in the Company. In this connection, the Board particularly considered the progress made in the last two years toward restructuring and repositioning Pennzoil into a top-performing operating company, including the following operational improvements:

                          (i) The Board's reduction in Pennzoil's annual dividend rate from $3.00 to $1.00 per share in late 1995 is providing Pennzoil with over $90 million per year to be reinvested in long-term growth, and Pennzoil's successful reduction of general and administrative expense since 1995 is providing an additional $80 million per year to be so invested.

                          (ii)    Pennzoil's successful program of
                 restructuring its North American oil and gas operations to focus on core areas, reduce costs and increase return on assets has resulted in (1) per barrel operating costs being reduced from $5.93 in 1993 to $4.41 in 1996, with additional reductions to about $4.00 being expected, and (2) per barrel finding and development costs being reduced from nearly $6.00 in 1993 to $3.87 in 1996.

                          (iii) Pennzoil's upgrading of its North American core assets and aggressive cost-cutting initiatives have resulted in 1996 net income of $134 million, or $2.88 per share, compared to a loss of $305 million, or $6.60 per share, in 1995 (which included a $265.5 million accounting charge); in addition, recurring net income for the first half of 1997 is 118% higher than comparable results for the first half of 1996; Pennzoil has had seven consecutive quarters of year-on-year recurring earnings improvement through the second quarter of 1997.

                          (iv) Cash flows from operations (before working capital changes) rose significantly in 1996, reaching $432 million, a $132 million increase over 1995, and cash flows for the first half of 1997 continued to improve, reaching $279 million, compared to $221 million in the first half of 1996.

                          (v) Pennzoil reduced debt by $266 million from the end of 1995 to the end of the first half of 1997.

                          (vi) Pennzoil has installed experienced new senior management for its oil and gas operations that the Board believes will be capable of successfully implementing the initiatives for those operations included in the Company's strategic plan.

                 As a part of its consideration of operational improvements, the Board reviewed and took into account updates in financial and operating performance and other developments since its determination with respect to the Original Offer, including the release of second quarter 1997 financial results and a review of expected results for the third quarter of 1997 and the year ending December 31, 1997.

                 The Board also considered pending and completed initiatives included in the Company's strategic plan and received interim updates concerning significant developments in particular areas that had occurred since the Board's approval of a comprehensive update to the plan in June 1997. The interim updates involved both positive and negative revisions to reflect recent developments in the Company's oil and gas, manufacturing, marketing and franchise businesses and the current outlook for oil and gas prices.

                 (b) Presentations by the Company's management (made at meetings of the Board in June and July 1997 and updated at the September 11 and October 14, 1997 meetings) as to the Company's prospects for future growth, profitability and share price appreciation, as reflected in the Company's strategic plan.

                 (c) The Board's belief that the Company is just beginning to realize for its stockholders the values that will be unlocked as a result of the various strategic initiatives implemented over the past several years and others in the process of implementation, and that pursuit of the Company's strategic plan, including the refinements that may result from management's ongoing review, will produce greater long-term value for the stockholders than the Revised UPR Offer.

                 (d) The Board's belief that the marketplace and many of Pennzoil's stockholders do not yet fully appreciate and recognize the benefits already achieved, and still to be achieved, under the Company's strategic plan.

                 (e) A presentation by Lehman Brothers Inc. ("Lehman Brothers"), Evercore Group Inc. ("Evercore Group") and J.P. Morgan Securities Inc. ("J.P. Morgan"), financial advisors to the Company, concerning the Company, UPR and the financial aspects of the Revised UPR Offer, and the opinions of Lehman Brothers, Evercore Group and J.P. Morgan to the effect that, as of October 14, 1997, the consideration offered to stockholders of the Company pursuant to the Revised UPR Offer is inadequate from a financial point of view (such opinions having been expressed after review of many of the factors referred to herein and various financial criteria used in assessing the Revised UPR Offer, and having been based on various assumptions and subject to various limitations, which were reviewed for the Board as part of the presentation of Lehman Brothers, Evercore Group and J.P. Morgan). The full text of the opinions of Lehman Brothers, Evercore Group and J.P. Morgan are included as Exhibits 91, 92 and 93 hereto and may be read in their entirety.

                 (f) The numerous conditions to which the Revised UPR Offer is subject, including many conditions that are in the reasonable discretion of Newco.

                 (g) The absence of any commitments for the financing that would be necessary for UPR to consummate the purchase of Shares pursuant to the Revised UPR Offer.

                 (h) Information obtained from UPR in the course of litigation discovery, including (i) UPR's representation to the Internal Revenue Service in 1996 that its drill site inventory was not sufficient to keep's UPR's "overall production and reserves from declining significantly in the near future" and that UPR needed to make strategic acquisitions of 750 million barrels of oil equivalent in the years 1997 through 2001 in order to maintain its goal of 10% production growth per year, (ii) internal UPR documents indicating UPR's recognition that Pennzoil's stock price was likely to improve because of favorable developments and that the timing of UPR's Original Offer involved an effort to "blur the market's perception" of the reasons for that improvement, (iii) estimates by UPR's own financial advisers in early 1997 that include valuations for Pennzoil higher than that reflected in the Revised UPR Offer and (iv) statements by UPR that it has additional valuations of Pennzoil in excess of $84 per share that it has withheld from Pennzoil and the public and that a court has ordered UPR to produce.

                 (i) The Board's consideration of statements by UPR that it is better able to exploit Pennzoil's assets than Pennzoil is able to do on its own and the Board's judgment that (i) UPR's drilling strategy is more suited for its own less diversified reserve position, which involves heavy exposure to the Austin Chalk, where steep decline curves necessitate an extremely rapid drilling strategy and
         (ii) the Company's own management is fully capable of developing and implementing the best strategy for exploiting Pennzoil's existing assets, growing Pennzoil's production and reserve base and delivering the value inherent in Pennzoil to Pennzoil shareholders.

                 (j) The Board's belief that the Revised UPR Offer poses a threat to the Company's stockholders in that UPR is seeking to usurp for itself the future growth in revenues, net income and cash flow and stock price appreciation that are only beginning to result from the Company's completed cost-cutting efforts and operational improvements and the Company's pending and completed strategic initiatives included in the Company's strategic plan.

                 (k) The concern that the purchase of Shares pursuant to the Revised UPR Offer would involve illegal trading on the basis of material inside information concerning Pennzoil that was improperly obtained by UPR's financial adviser in the course of litigation discovery.

                 (l) The disruptive effect of the Revised UPR Offer, including UPR's announcement of its intent to dispose of significant assets of Pennzoil and that it is engaging in discussions with others regarding the sale of such assets, on the Company's existing and prospective business relationships.

                 (m) The advantages of the existing ability of Pennzoil to engage in acquisition transactions that might be structured as a tax-free pooling of interests or to effect certain transactions that would restructure the businesses of Pennzoil on a tax-free basis, such as a spin-off of one or more businesses.

                 (n) The Board's consideration of a statement by the chairman of UPR that, while not part of the tender offer, if Pennzoil would begin negotiations with UPR, UPR would consider a transaction structure that would provide Pennzoil shareholders with the opportunity to benefit from a future increase in value of Pennzoil's international exploration and production assets, above the $600 million which UPR states that it has ascribed to those assets. The statement by UPR's chairman did not cause the Board to change any of its conclusions with respect to the Revised UPR Offer because (in addition to the suggestion's being only a general concept that is not part of the offer) the Board believes that the inadequacy of the Revised UPR Offer is not limited to an undervaluation of Pennzoil's international assets and realization of any incremental value under such a structure would be dependent on decisions by UPR's management and would at least to some degree involve risk associated with UPR taken as a whole. In any event, the Board believes that this is not the time to sell or negotiate for the sale of the Company.

                 (o) The Board's and management's commitment to protecting the best interests of the stockholders of the Company and enhancing the value of the Company.

         The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in its evaluation, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weights to different factors.

         The Revised UPR Offer is conditioned upon, among other things, the Rights having been redeemed by the Board or Newco being satisfied in its reasonable discretion that the Rights have been invalidated or are otherwise inapplicable to the Revised UPR Offer and (subject to waiver by Newco under certain conditions) the Revised Squeeze-Out Merger. In light of its decision discussed above, the Board has reaffirmed its determination not to take any action to redeem the Rights in response to the Revised UPR Offer.

         The Revised UPR Offer is also conditioned upon (subject to waiver by Newco under certain conditions) the acquisition of Shares pursuant to the Revised UPR Offer and the Revised Squeeze-Out Merger having been approved pursuant to Section 203 of the Delaware General Corporation Law ("Section 203") or the provisions of Section 203 being otherwise inapplicable to the acquisition of Shares pursuant to the Revised UPR Offer and the Revised Squeeze-Out Merger. In light of its decision discussed above, the Board has reaffirmed its determination not to take any action that would render Section 203 so inapplicable.

         The Revised UPR Offer is further conditioned upon (subject to waiver by Newco under certain conditions) the acquisition of Shares pursuant to the Revised UPR Offer and the Revised Squeeze-Out Merger having been approved pursuant to Article Sixth of the Restated Certificate of Incorporation of the Company ("Article Sixth"). In light of its decision discussed above, the Board has reaffirmed its determination not to take any action that would render Article Sixth so inapplicable.

         The Revised UPR Offer is also conditioned upon either (1) Newco's designees having been elected to the Board so that after such election, such designees constitute a majority of the Board or (2) the Company having entered into a mutually satisfactory definitive merger agreement with UPR and Newco to provide for the acquisition of the Company pursuant to the Revised UPR Offer and the Revised Squeeze-Out Merger. In light of its decision referred to above, the Board has determined not to take any action with respect to the election of designees of Newco to the Board or to attempt to negotiate any merger agreement with UPR or Newco.

         PENNZOIL'S STRATEGIC PLAN. Pennzoil began implementation of a new strategic planning process in 1994. The strategic plan developed then has been updated from time to time in order to reflect historical results, to take into account changes in economic assumptions and to reflect new projects and initiatives and changes in projects and initiatives previously included. A comprehensive update to the strategic plan was adopted by the Board during a three-day meeting in June 1997, and the plan has been updated by management since then to reflect developments and new information relating to particular areas. The primary purpose of the strategic plan is to provide an analytical tool for use in charting the Company's strategic direction through systematic identification and economic evaluation of strategic initiatives and projects and thereby create shareholder value by focusing management's attention on opportunities to improve and expand Pennzoil's basic businesses. The strategic plan is designed as a means for identifying projects and investments which will provide a return in excess of Pennzoil's weighted average cost of capital and allows management to determine whether the Company is working on enough initiatives of sufficient estimated value to create upward pressure on Pennzoil's stock price as those initiatives proceed. The plan is not intended to be, and is not, a valuation of the Company.

         The strategic plan includes a number of projects and initiatives that are designed to further Pennzoil's goals of becoming a global producer of oil and gas, a low-cost, efficient refiner of petroleum products, and a worldwide marketer of Pennzoil motor oil and other premium automotive products. Among the major projects and initiatives in the Strategic Plan are: (i) Pennzoil's 4.8% carried interest (i.e., all of the Company's future expenses are paid by the other parties until project payout) in the Azeri-Chirag-Gunashli unit in the Caspian Sea offshore Azerbaijan, with estimated recoverable reserves of at least 4.7 billion barrels of oil and an "upside" potential of 6 to 7 billion barrels of oil; (ii) five high-potential exploration concessions in Egypt, a 75% working interest in Block 8 offshore Qatar (which is adjacent to and surrounds a prolific oil field), two contracts to operate fields offshore Lake Maracaibo in Venezuela, as well as the Karabakh exploratory prospect offshore Azerbaijan which is now being evaluated as a natural gas development project; (iii) an exploration alliance with Enterprise Oil plc, which is expected to greatly expand and accelerate the Company's Gulf of Mexico exploration activity at little cost to Pennzoil; (iv) an aggressive marketing campaign to increase motor oil market share (Pennzoil brand motor oil is, and has been for 11 consecutive years, the number one selling motor oil in the United States, and commands a market share of 21%) and to expand internationally, as well as to increase sales of non-motor oil products and develop new products that can be leveraged under the powerful Pennzoil brand name; and (v) continued rapid growth of Jiffy Lube International, Inc., Pennzoil's franchise operation segment (which is the largest fast oil change service provider in the United States), including the completion of approximately 200 stores in Sears automotive centers by the end of 1997. The plan also envisions growth through strategic acquisitions in the oil and gas and marketing business units. Recently completed major initiatives include (i) Excel Paralubes, a lube-base oil plant partnership with Conoco, Inc. which is expected to make the Company one of the lowest cost producers of base oils in the world and the second largest producer of base oils in the United States;
(ii) an upgrade to the Company's Shreveport refinery, adding a catalytic cracker and an alkylation unit to increase higher value fuels production; and
(iii) the formation of Penreco, a partnership combining portions of the specialty petroleum products businesses of Pennzoil with those of Conoco, Inc.

         The results that Pennzoil has achieved and will achieve pursuant to its strategic plan have been and will continue to be affected by a variety of factors. Thus, Pennzoil's results are affected by, among other things:
general economic, financial and business conditions; commodity prices for natural gas and crude oil; the effect of weather on natural gas demand and consumption; competition for drilling rights; the costs of exploration for and development of petroleum reserves; exploration risks; political risks affecting exploration and development; the availability of opportunities to acquire oil and gas and marketing assets and the cost at which such assets may be acquired; changes in demand for motor oil; competition in the motor oil and fast oil change businesses; margins and supply and demand in the base oil and speciality products businesses; the success and costs of advertising and promotional efforts; the ability to finance projects and initiatives on acceptable economic terms; mechanical failure in refining operations; unanticipated environmental liabilities; changes in and compliance with governmental regulations; changes in tax laws; and the costs and effects of legal proceedings.

         Pennzoil's strategic plan is a comprehensive document that contains a great deal of confidential business planning information, the disclosure of which would be harmful to Pennzoil and its shareholders. For example, disclosure of the assumptions contained in the strategic plan

(such as natural gas and oil price assumptions and current and projected margins for motor oil, base oils, specialty products and the quick lube business) would give Pennzoil's competitors (such as UPR), customers' and suppliers' insight into Pennzoil's business planning (such as the Company's view of future market conditions), and also provide them with Pennzoil's planning estimates of its future costs and margins, pricing strategies and volumes. Disclosure of this information would put Pennzoil at a competitive disadvantage, because Pennzoil's competitors could use it to optimize their own profits and market share at Pennzoil's expense, while Pennzoil would not have the benefit of similar information from its competitors. In addition, if Pennzoil's customers and suppliers knew Pennzoil's current and projected margins, they could use that information in negotiations with Pennzoil to try to obtain better prices, thereby reducing Pennzoil's profits. The strategic plan also details Pennzoil's oil and gas exploration and exploitation plans and strategies, reveals Pennzoil's strategies for competing in the refined oil products manufacturing and marketing businesses, and reflects Pennzoil's business plans and strategies for the highly competitive fast change automotive motor oil business. Because disclosure of this information would assist Pennzoil's competitors to the detriment of Pennzoil and its shareholders, Pennzoil does not make public the contents of its highly confidential strategic plan. Pennzoil's policy of maintaining the confidentiality of its strategic plan is consistent with industry norms.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         Item 5 of Schedule 14D-9 is hereby amended and supplemented by adding the following:

         The Company has retained Abernathy MacGregor Group as a public relations advisor in connection with the previous UPR Proposal and the Revised UPR Offer.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following:

         On October 14, 1997, Pennzoil asked the Court for leave to file an amended counterclaim and third-party action in the litigation between Pennzoil and UPR pending in the United States District Court for the Northern District of Texas, Fort Worth Division. The third-party action is against Smith Barney Inc. ("Smith Barney"). The new claims seek preliminary and permanent injunctive relief barring UPR and Newco from trading in Pennzoil securities (including the purchase of shares pursuant to the Revised UPR Offer) because they are in possession of material non-public information regarding Pennzoil. The suit alleges that the non-public information was obtained by Smith Barney (UPR's financial advisor in connection with the Revised UPR Offer) in the course of litigation and is subject to a stipulation and court order prohibiting the use of highly confidential information for the purpose of providing financial advice to any party or otherwise for any purpose other than the litigation. In reliance on the stipulation and order, Pennzoil produced numerous highly confidential documents, including documents dealing with Pennzoil's long-term strategic plan. According to the suit, Smith Barney has acknowledged being provided with highly confidential documents produced in the litigation by Pennzoil in reliance on the stipulation and order, while at the same time Smith Barney continues to provide UPR with business and financial advice in connection with the Revised UPR Offer.

         Pennzoil alleges that UPR and Smith Barney cannot trade in Pennzoil securities by reason of possession of material inside information and that they are prohibited by the stipulation and order from making public disclosure of the information, which includes confidential business strategies and other commercially sensitive information.

         Pennzoil has asked the United States District Court to set the case for trial in February 1998.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.
-----------
   *89.        Letter to stockholders of the Company dated October 14, 1997.

    90.        Text of press release dated October 14, 1997 issued by the Company.

   *91.        Opinion of Lehman Brothers dated October 14, 1997 delivered to the Company.

   *92.        Opinion of Evercore Group dated October 14, 1997 delivered to the Company.

   *93.        Opinion of J. P. Morgan dated October 14, 1997 delivered to the Company.

    94.        Text of press release of the Company dated October 14, 1997.

    95.        Third Amended Counterclaim and Original Third-Party Action filed by Pennzoil Company
               (dated October 14, 1997, United States District Court for the Northern District of Texas,
               Fort Worth Division).

___________
*  Included in material sent to shareholders.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        PENNZOIL COMPANY



Dated: October 14, 1997                 By:         /s/ James L. Pate
                                            -----------------------------------
                                                        James L. Pate
                                              Chairman of the Board, President
                                                 and Chief Executive Officer

                               INDEX TO EXHIBITS

Exhibit No.                          Description
-----------                          -----------
   *89.        Letter to stockholders of the Company dated October 14, 1997.

    90.        Text of press release dated October 14, 1997 issued by the Company.

   *91.        Opinion of Lehman Brothers dated October 14, 1997 delivered to the Company.

   *92.        Opinion of Evercore Group dated October 14, 1997 delivered to the Company.

   *93.        Opinion of J. P. Morgan dated October 14, 1997 delivered to the Company.

    94.        Text of press release of the Company dated October 14, 1997.

    95.        Third Amended Counterclaim and Original Third-Party Action filed by Pennzoil Company
               (dated October 14, 1997, United States District Court for the Northern District of Texas,
               Fort Worth Division).

___________
*  Included in material sent to shareholders.